Exhibit 99.4

南太地产报告关于当地事务和为维护社会稳定所作努力的最新进展

宣布与 IAT Insurance Group和IsZo Capital Management 达成协议，后者正在为公司提供无担保债务融资资金，在不稀释股权的情况下为公司提供即时资金和增强流动性

认为已披露违约事项的佳兆业集团正给南太利益相关方和当地社区稳定带来风险

重申佳兆业集团的盟友王家标已于 2021年12月被免去首席执行官和法定代表人职务，其对南太事务的持续干预是未经授权和非法的

中国深圳——（商业资讯）——南太地产股份有限公司（纽约证券交易所代码： NTP）董事会今日通过下述致股东的公开信提供了一系列公司最新信息。

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尊敬的股东，

我们希望向您介绍我们对南太地产股份有限公司（“ 南太”或“公司”）及其资产进行全面境内控制方面的最新情况。最近几周，已被重组后的董事会（ “董事会”）罢免其在南太所有职位的王家标先生，一直在阻挠中国境内南太商业资产的有序移交。据我们了解，王家标先生系佳兆业集团控股有限公司（与其关联公司合称为“ 佳兆业集团”）长期盟友。董事会正积极与当地政府官员接洽，以应对王家标先生和佳兆业集团的明显阻挠并维护社会稳定。我们明显地看到，王家标先生和佳兆业集团企图迟延移交资产的行为对于当地利益相关者而言是一个不受欢迎的发展。幸运的是，我们拥有资源以获得控制权，并将南太置于我们认为的会为公司的股东和在深圳、东莞、无锡、上海和其他城市的发展合作伙伴和公司珍视的员工创造长期价值的道路上。

考虑到这一背景，以下是对我们过去、现在和未来的概述。

过去

在2021年11月30 日举行的特别股东大会（“特别大会”）上，约95% 的与佳兆业集团无关联的股东投票批准了 IsZo Capital Management LP（“IsZo”）提出的决议。具体而言，股东投票罢免了四名与佳兆业集团有关联的现任董事，并选举了 IsZo提名的六名独立董事候选人。我们相信，特别大会的结果表明公司绝大多数股东希望罢免与佳兆业集团有关联的董事和人员，包括被东加勒比最高法院认为出于不正当目的而启动现已作废的涉及佳兆业集团的顺帆有限公司的 1.7亿美元私募融资的个人。

我们的新董事会于2021年12月 1日举行了第一次会议，并在上个月采取了多项措施，包括：

•	任命郁春华先生接替王家标先生担任公司各中国子公司的法定代表人；

•	罢免与佳兆业集团有关联的现有管理人员和授权签字人，免去王家标先生首席执行官职务；

•	任命一位新的临时首席执行官和一位新的临时首席财务官；

•	委任高素质的当地和全球顾问；

•	通过一项股东权利计划，防止恶意投资者在未与董事会协商的情况下获得控制权或类似控制权的股份；以及

•	推迟据称由佳兆业集团的关联公司顺帆有限公司提议的特别会议。在获悉德意志银行已取消佳兆业集团的关联公司顺帆有限公司此前持有的公司近 24%的股权回赎权后，本公司一直在评估该提议的有效性。

值得注意的是，最近有公开信息和媒体报道称，佳兆业集团债务违约且未能履行其他商业义务，因此，我们会准备好应对其对南太进一步采取破坏性更为严重的手段。

现状

王家标先生明显系佳兆业集团的长期盟友，其不顾董事会近期任命的法定代表人和公司新管理层多次到访公司向其提出接管要求，始终拒绝承认自己已被罢免，也拒绝配合有序移交公司中国业务，其行为不仅直接违背新任董事会的决定，还涉嫌公然违反法律。王家标先生目前正在阻止新任董事会获取公司及其子公司的营业执照、公司印章（也称为 “公章”）和多个银行账户。我们认为，王家标先生和佳兆业集团还主导了以下行为：

•	通过公司网站和其他渠道向中国当地利益相关方发布虚假和误导性信息；

•	阻止董事会与公司在中国的宝贵的员工进行沟通；

•	拒绝提供公司账簿、记录和系统的访问权限；

•	未经授权，宣称聘请某中国律师事务所代表公司，协助其阻挠董事会新任命法定代表人和管理层进入公司；以及

•	在没有任何依据的情况下，威胁要对董事会近期任命的、正努力执行董事会任务和指示的法定代表人采取法律行动。

我们怀疑王家标先生在授权给自己发放未经批准的报酬，并将公司资金用于外部律师，但事实上他已无权代表公司、分配资金或承诺与供应商和第三方进行任何形式的交易。王家标先生任何处置或转移公司财产的行为，都是未经授权的，且不会得到新任董事会的认可。董事会及其任命的人员已通知与王家标先生有商业往来的第三方，王家标先生的任何承诺均未经授权且不会被兑现，且董事会已公布王家标先生被公司免除职务的事实，因此其没有权力代表任何南太公司行事。与王家标先生有商业往来的相关公司均已被告知，他们不得依赖他的任何陈述或承诺。对于任何在 2021年12月1日之后受王家标先生及其盟友诱导而与公司进行交易的第三方，我们鼓励其与董事会进行联系，以确保其合法权益受到保护。

我们正与中国市场监督管理局和其他地方政府部门沟通，以取得当地政府对董事会任命的法定代表人的认可，和取得公章以推动尽快完成接管。我们也已向深圳市公安局共乐派出所举报了王家标先生的违法行为。为了支持这一进程，我们正在与环球律师事务所、君合律师事务所和昆鹰律师事务所合作。我们的法律顾问团队正在协助我们完成必要手续，以尽快纠正目前的状况。他们还正在协助南太追回王家标先生和其他佳兆业集团盟友不当处置的任何资产或资金。

未来

基于我们已经采取的措施和我们的计划，我们相信我们正在取得境内完全控制权的道路上。如果在当地政府的介入协调下，王家标先生决定与我们合作，并停止破坏业务和当地社区的稳定，我们的接管进度将可能随之加快。

尽管有人试图剥夺我们新董事会获得资金的途径，公司已与两个有实力的长期股东 IAT保险集团（“IAT ”）和IsZo达成了2,000万美元债务融资的协议。在实施了确保公司从不同的潜在资金提供者中获得可以负担且对股东友好的合同条款的流程之后，上述融资得以运行。该项债务融资是无担保的，包括有竞争力的利率，且没有股权稀释，其规模可以扩大至 4,000万美元。募集到的资金将被用于持续的运营资金和其他开支。

就债务融资协议而言，董事会已同意修订公司的股东权利计划，允许 IAT和 IsZo在不违反该计划的情况下分别收购不超过24.9%的公司发行在外的股份。然而， IAT和IsZo已同意就超出19.9%限额的任何持股按照机构股东服务集团对无异议提案的建议进行表决。 我们感谢IAT和IsZo在提供此项无担保债务融资和继续为南太的未来投资方面所给予的支持。

一旦我们获得对公章和所有银行账户的控制权，我们计划聘请更多的本地高管，与上下游供应商建立更牢固的关系，并实现公司资产的内在价值。我们正在努力于近期获得多个账户的权限，包括一个在未来几周内我们可能获得的价值超过 8,000万美元的香港银行账户。展望未来，我们计划针对已经损害南太的利益并使南太的利益相关者面临风险的相关方采取积极的法律行动。我们计划充分利用我们包含世界顶尖诉讼律师在内的顾问团队，在所有司法辖区追究相关方的责任。

感谢您的支持。如果您有任何问题， 请通过 NTP@longacresquare.com 联系我们的投资者关系团队。

诚挚地，

南太董事会

前瞻性陈述

除了关于历史事实的陈述外，本公告包含的某些陈述系前瞻性陈述。前瞻性陈述一般可以通过相关前瞻性用语识别，例如“可能”“也许”“能够”“可以”“将”“将会”“期待”“相信”“继续”“预计”“预期”“预测”“计划”“准备”“寻求”或者“时间表”。这些前瞻性陈述受限于相关风险、不确定性和假设，并包含了我们基于对自身发展策略和对我们的业务领域以及所在行业未来走势的预判进而对我们未来财务表现的预测。这些陈述只是基于我们目前对未来事件的预期做出的预测。存在相当的因素（大多超出我们控制范围）可能会导致结果严重偏离我们的预测。这些风险因素在我们 20-F年度报告和我们不时提交的 6-K当期报告中均有描述，并以引用的方式在此并入。这些因素可能单独或与一个或多个其他因素共同对我们的业务、经营结果或财务状况产生不利影响。可能还存在一些其他我们目前未知或者我们没有展开描述的因素，可能导致我们的结果偏离预期。尽管我们相信前瞻性陈述中反映的预期是合理的，但我们不能对未来的结果、经营水平、业绩表现或成绩做出保证。您不能依赖前瞻性陈述作为对未来事件的预测。这些前瞻性陈述仅适用于本公告发布之日：就此而言，因为情形会发生变化，所以这些前瞻性陈述不应被不适当地依赖。除法律要求外，就可能反映在本公告发布日后发生的事件或情况或可能反映发生预期之外事件，我们没有义务也不会承担任何义务公开发布对这些前瞻性陈述的任何修订。

关于南太地产

南太地产是一家全国性的商业地产持有者兼运营商。公司现有两个产业综合体项目，分别位于深圳光明区和深圳宝安区。如欲了解更多公司投资组合和策略重点，请向我们的投资者关系团队发送电子邮件。

联系方式

股东请联系：

Longacre Square Partners

Greg Marose / Ashley Areopagita, 646-386-0091

gmarose@longacresquare.com / aareopagita@longacresquare.com

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